UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HIRSCH INTERNATIONAL CORP.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

433550 10 0
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP 433550 10 0	Page 2 of 6

1.	Names of Reporting Persons	Henry Arnberg
IRS Identification Nos. of Above Persons (Entities Only)
2.		Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,313,176(1)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 1,313,176 (1)
	8.	Shared Dispositive Power
9.		Aggregate Amount Beneficially Owned By Each Reporting Person 1,313,176(1)
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
☐

CUSIP 433550 10 0	Page 3 of 6

11.	Percent of Class Represented by Amount in Row 9 13.8%(2)
12.	Type of Reporting Person	IN

(1)

This amount includes 913,158 shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of Hirsch International Corp. (the “Issuer”), and 400,018 shares of Class B common stock, par value $0.01 (the “Class B Common Stock”) of the Issuer.

(2)

Based on 9,083,402 shares of Class A Common Stock outstanding as of November 12, 2008, as reported in the Issuer’s Form 10-Q filed on November 14, 2008, plus the number of shares of Class A Common Stock that Mr. Arnberg’s shares of Class B Common Stock may be converted into. The shares of Class B Common Stock are held by an estate planning entity for the benefit of Mr. Arnberg’s children. Mr. Arnberg exercises voting control and the power of disposition over such shares.

CUSIP 433550 10 0	Page 4 of 6

Item 1(a)	Name of Issuer:	Hirsch International Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:	50 Engineers Road Hauppauge, New York 11788

Item 2(a)	Name of Person Filing:	Henry Arnberg

Item 2(b)	Address of Principal Business Office or, if none, Residence:

50 Engineers Road

Hauppauge, New York 11788

Item 2(c)	Citizenship:	United States

Item 2(d)	Title of Class of Securities:	Class A Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number:	433550 10 0

Item 3.	If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with section 204.13d-(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (15 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(K).

If filng as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Not applicable.

CUSIP 433550 10 0	Page 5 of 6

Item 4.	Ownership.

(a)	Amount beneficially owned: 1,313,176

(b)	Percent of class: 13.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,313,176

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 1,313,176

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group or Control Person.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP 433550 10 0	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 11, 2009

/s/ Henry Arnberg
Henry Arnberg